Exhibit (a)(2)

Reasoned Opinion (Begründete Stellungnahme)

of the Supervisory Board of Celanese AG

Reasoned Opinion (Begründete Stellung-nahme) of the Supervisory Board of Celanese AG on the voluntary public takeover offer by BCP Crystal Acquisition GmbH & Co. KG, an indirect wholly-owned subsidiary of Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., to the holders of shares of Celanese AG for the acquisition of all outstanding registered ordinary shares, no par value, of Celanese AG.

Compulsory Publication pursuant to §§ 27 (3) Sentence 1, and 14 (3)

Sentence 1 of the German Securities Acquisition and Takeover Act

Reasoned Opinion

of the Supervisory Board

of

Celanese AG

Kronberg im Taunus

pursuant to § 27 of the German Securities Acquisition and Takeover Act

concerning the Voluntary Public Takeover Offer

of

BCP Crystal Acquisition GmbH & Co. KG

Stuttgart
an indirect wholly-owned subsidiary of
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.

to the Shareholders of Celanese AG

Securities Identification Number (WKN);

International Securities Identification Number (ISIN);
Common Universal Security Identification Product (CUSIP):
Celanese Shares: WKN 575300/ISIN DE 0005753008/CUSIP D 1497A101
Tendered Celanese Shares: WKN A0AHS1/ISIN DE 000 A0AHS13
Subsequently Tendered Celanese Shares: WKNA0AHS2/ISIN DE 000A0AHS21

CONTENTS:

I. GENERAL INFORMATION	3
1. Subject Company	3
2. Bidder	3
3. Information on the Offer	4
4. Reasoned Opinion of the Management Board	5
5. Basis of this Opinion	5
6. Publication of Supervisory Board’s Opinion	6
7. Financial Advisor for the Supervisory Board	6
8. Trade of Celanese Shares by Members of the Supervisory Board	6
II. INVOLVEMENT OF SUPERVISORY BOARD IN THE TAKEOVER PROCESS	6
III. OPINION ON THE AMOUNT AND FORM OF THE CONSIDERATION	8
1. Amount and Form of Consideration	8
2. Management Board’s Opinion Regarding Fairness of Offer Price	8
3. JPMorgan’s Fairness Opinion	8
4. Opinion of the Supervisory Board	9
IV. OPINION CONCERNING OFFER CONDITIONS	9
V. OBJECTIVES OF THE BIDDER AND EFFECTS OF THE OFFER	10
1. Objectives Pursued by the Bidder and Effects on Celanese AG	10
a) Future Business Activities, Assets, and Obligations of Celanese AG	10
b) Registered Office of Celanese AG	11
c) Location of Principal Parts of the Business	11
d) Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out, Conversion	11
e) Effects on Dividends	12
f) Tax Implications	13
2. Objectives of Bidder and Effects of the Offer for Management Board and Supervisory Board of Celanese AG	13
a) Management Board of Celanese AG	13
b) Supervisory Board of Celanese AG	14
3. Objectives of Bidder and Effects of Offer on Employees and Their Representative Bodies	15
a) Employees	15
b) Employee Representative Bodies	15
c) Effects on the Long-Term Incentive Plans of Celanese AG	15
d) Opinions of the General and Combined Works Councils	16
4. Objectives of Bidder and Effects of Offer for the Shareholders	16
a) Consequences for Shareholders Who Accept the Offer	16
b) Effects for Shareholders Not Accepting the Offer	17
VI. INTERESTS OF THE MEMBERS OF THE MANAGEMENT BOARD	19
VII. INTERESTS OF THE MEMBERS OF THE SUPERVISORY BOARD	20
VIII. RECOMMENDATION TO ACCEPT THE OFFER	20
IX. INTENTION OF SUPERVISORY BOARD MEMBERS TO ACCEPT THE OFFER	20
EXHIBIT Fairness Opinion provided by JPMorgan

      On February 2, 2004, pursuant to §§ 29, 14 (2) and (3) of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, hereinafter, “German Takeover Act”), BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, (hereinafter, “Bidder”) published an offer document (hereinafter, “Offer Document”) relating to its voluntary public tender offer to the holders of shares in Celanese AG, Kronberg im Taunus, (hereinafter, “Celanese AG” or the “Company”) for the acquisition of all outstanding registered ordinary shares with no par value of Celanese AG (hereinafter, “Celanese Shares”) at a purchase price of EUR 32.50 per share without interest (hereinafter, “Offer”). On February 2, 2004, the Offer Document was submitted to the Management Board of Celanese AG (hereinafter, “Management Board”) which in turn forwarded the Offer Document to the Supervisory Board on the same date.

      Pursuant to § 27 (1) sentence 1 of the German Takeover Act, the Management and the Supervisory Boards of Celanese AG must each give a reasoned opinion concerning the Offer. The Supervisory Board has been provided with the Reasoned Opinion of the Management Board dated February 6, 2004.

      The evaluations of the Supervisory Board given in this reasoned opinion are subjective and are based on the present knowledge of the Supervisory Board. For these reasons, Celanese AG shareholders are responsible for making their own decisions on the financial advantages or disadvantages of accepting or not accepting the Offer based on the information made available to them and in light of their individual circumstances.

      The Supervisory Board provides the following reasoned opinion (hereinafter, “Opinion”) on the Offer pursuant to § 27 of the German Takeover Act:

I.     General Information

1.   Subject Company

      The subject company, Celanese AG, is a leading global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into chemicals and chemical-based products. The Celanese portfolio consists of five main business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. Following the divestiture of its acrylates business on February 1, 2004 and other recent transactions, Celanese AG has realigned its reporting segments and combined the former Acetyl Products and Chemical Intermediates segments in the new segment Chemical Products.

      Celanese AG is a stock corporation organized under the laws of Germany. It is registered with the commercial register of the Local Court Königstein im Taunus, Germany, under the registration no. HRB 5277 and has its statutory seat in Kronberg im Taunus, Germany. The principal executive office of Celanese AG is located at Frankfurter Straße 111, 61476 Kronberg im Taunus, Germany (telephone: +49 69 305 16 000).

      As of the date of this Opinion, the registered statutory share capital (Grundkapital) of Celanese AG is EUR 140,069,354.19 divided into 54,790,369 registered ordinary shares with no par value. Celanese AG, along with its subsidiaries, hold 5,468,901 Celanese Shares representing approximately 9.98 percent of the total registered statutory share capital. Celanese AG has an aggregate of EUR 6,391,148.52 in contingent capital which may only be used to grant options under the stock option plan to members of the Management Board and senior managers of Celanese AG and its subsidiaries. Celanese Shares are global registered shares. The Celanese Shares are admitted to trading on the official market (Amtlicher Handel) of the Frankfurt Stock Exchange and on the New York Stock Exchange (hereinafter, “NYSE”). Celanese Shares appear in the following indices: MDAX, Dow Jones Euro STOXXSM 600 and MSCI Germany Small Cap, MSCI Europe Small Cap and MSCI World Small Cap.

2.   Bidder

      The Bidder, BCP Crystal Acquisition GmbH & Co. KG, is a limited partnership registered at the Stuttgart Local Court under registration no. HRA 13860 and has its principal executive office in Stuttgart, Germany.

      The Bidder is controlled by a group of investment funds advised by The Blackstone Group L.P., New York, USA (hereinafter, “The Blackstone Group”). The Blackstone Group, one of the leading global investment firms, was founded in 1985 and is headquartered in New York, USA. Over US$25 billion have been invested in The Blackstone Group affiliated investment funds. The principal business of The Blackstone Group’s affiliated funds consists of investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings, and other capital investments.

      The Bidder is held indirectly by Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. (hereinafter, “Crystal Holdings”) through BCP Luxembourg Holdings S.à r.l. which is also held by Crystal Holdings and a number of intermediate affiliate companies that have been formed for purposes of this Offer. Shares in Crystal Holdings are held by Blackstone Capital Partners (Cayman) IV L.P. (hereinafter, “BCP IV”), Blackstone Capital Partners (Cayman) IV-A L.P. and Blackstone Family Investment Partnership (Cayman) IV-A L.P., all investment funds affiliated with The Blackstone Group. The only general partner of this investment fund is Blackstone Management Associates (Cayman) IV L.P., whose only general partner, in turn, is the Blackstone LR Associates (Cayman) IV Ltd. Both of these entities, the three investment funds, Crystal Holdings, and BCP Luxembourg Holdings S.à r.l. are referred to collectively as “Blackstone” in the Offer Document. It is expected that other subsidiaries and/or private equity investors will be involved in the investment. Information concerning the Bidder, Blackstone, and The Blackstone Group is based on information contained in the Offer Document. For further information in this connection, reference is made to Section III (1) of the Offer Document, “Companies Involved—Description of Bidder, the Acquisition Entities, and Blackstone”.

3.   Information on the Offer

      The Bidder’s Offer is a voluntary public tender offer (cash offer) for the acquisition of all Celanese Shares. The Offer is made pursuant to German law, particularly, the provisions contained in the German Takeover Act as well as pursuant to the applicable United States (hereinafter, “U.S.”) securities laws.

      The Bidder is offering to pay the amount of EUR 32.50 in cash per Celanese Share (hereinafter, “Offer Price”). No interest will accrue on this amount prior to payment. Celanese AG shareholders may tender their Celanese Shares and accept the Offer for sale from February 2, 2004 until March 15, 2004 at 24.00h Central European Time or 6 p.m. New York City time (hereinafter, “Acceptance Period”).

      All Celanese AG shareholders whose Celanese Shares are held in book-entry form through the Depository Trust Company (hereinafter, “DTC”) and all Celanese AG shareholders whose Celanese Shares are held in certificated form in the North American Registry of Celanese AG will receive the Offer Price in U.S. dollars unless they elect to receive payment of the Offer Price in Euros. Celanese AG shareholders whose Celanese Shares are held in certificated book-entry form through the Clearstream Banking AG booking system will receive payment in Euros unless they elect to receive payment of the Offer Price in U.S. dollars and arrange for the transfer of their Celanese Shares to the DTC booking system. The actual amount of payment in U.S. dollars will be determined by the closing spot of WM/Reuters EUR/US$ exchange rate published on the business day prior to the day on which the Bidder makes funds available to the North American Depository for settlement in respect of the relevant tendered Celanese Shares.

      The Offer is subject to a number of conditions. If all conditions are satisfied by the end of the Acceptance Period or the Bidder has waived the conditions, a subsequent acceptance period must be granted pursuant to § 16 (2) of the German Takeover Act (hereinafter, “Subsequent Acceptance Period”). Such Subsequent Acceptance Period will end two weeks after the day on which the Bidder, pursuant to § 23 (1) sentence 1 of the German Takeover Act, announces the number of shares tendered. The Bidder expects the Subsequent Acceptance Period to end on April 5, 2004.

      Celanese AG shareholders may withdraw previously tendered Celanese Shares, without having to provide any explanation of their reason, at any time until the expiration of the Acceptance Period. In addition, unless the Bidder receives the requested relief from the United States Securities and Exchange Commission (hereinafter, “SEC”), if on or after April 1, 2004, the Acceptance Period has expired but the Bidder has not yet determined and published whether all conditions that had not been previously waived have been satisfied and so has not yet accepted Celanese Shares for payment, then the Celanese AG shareholders can withdraw their Celanese Shares at any time thereafter until the Bidder shall have made such determination and publication. During the Subsequent Acceptance Period, withdrawal of previously tendered Celanese Shares is no longer possible.

      For further information (in particular, any details regarding the conditions, acceptance periods, terms of acceptance, and election of purchase price currency), shareholders are referred to the Offer Document. The information set forth above summarizes, and does not fully reflect, the information set out in the Offer Document. The Offer Document is published on the internet at the web site http://www.tbg-cag.de and is available free of charge at the Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany, as well as Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, USA.

      The Supervisory Board advises that the description of the Offer in this Opinion does not purport to be complete and that the content and execution of the Offer as set out in the terms contained in the Offer Document are prevailing. It is each Celanese AG shareholder’s responsibility to read the Offer Document and to take any necessary action required for the particular investor.

4.   Reasoned Opinion of the Management Board

      On February 6, 2004, the Management Board of Celanese AG submitted an unanimously resolved upon Reasoned Opinion pursuant to § 27 of the Takeover Act. In its Reasoned Opinion, the Management Board supports the Offer and recommends that Celanese AG shareholders accept the Offer. The Management Board finds the consideration offered by the Bidder in the amount of EUR 32.50 to be fair within the meaning of § 31(1) of the German Takeover Act. In the Management Board’s view, the Offer is in the interest of the Company, its shareholders, and its employees. The specific arguments upon which the Management Board basis its Reasoned Opinion are set out in detail in the Management Board’s Reasoned Opinion.

      The above statements concerning Celanese AG Management Board’s Reasoned Opinion do not purport to be complete and do not reflect the Management Board’s Reasoned Opinion in detail. For details on the Reasoned Opinion of the Management Board, Shareholders are referred to the Reasoned Opinion of the Management Board published on the internet at http://www.celanese.com. Copies may also be ordered free of charge by calling Celanese AG (Investor Relations) under the telephone no. +49 69 305 16 000 (in Germany) or +1 908 522 7784 (in the U.S.).

5.   Basis of this Opinion

      All information, forecasts, assumptions, valuations, forward-looking statements, and expressions of intent contained in this Opinion are based on the information available to the Supervisory Board as of the date of this Opinion’s publication and reflect its analysis and intentions at that time and are subject to change after the date of the publication of this Opinion. The Supervisory Board will, to the extent that German or U.S. law requires it to do so, update this Opinion and give its opinion on any amendments to the Offer. Except to the extent it is required to do so by German or U.S. law, the Supervisory Board will not assume any responsibility to update this Opinion.

      Unless expressly indicated otherwise, the information contained herein concerning Blackstone and the Bidder is based on publicly accessible information. Information on the intentions of Blackstone and the Bidder is exclusively based on information contained in the Offer Document. The Supervisory Board advises that it is unable to verify or guarantee the implementation of the intentions expressed by Blackstone or the Bidder.

      Statements made by the Supervisory Board in this Opinion regarding estimates and intentions of the Celanese AG Management Board as well as facts concerning the Management Board of Celanese AG, are based, unless otherwise stated, on the Reasoned Opinion of the Management Board dated February 6, 2004. Moreover, the Management Board confirmed to the Supervisory Board chairman on February 9, 2004 that the information contained in the Bidder’s Offer Document concerning takeover negotiations between Blackstone and Celanese AG and talks among the Management Board, Bidder, and Blackstone concerning possible future benefits and a potential investment in the Bidder are correct (see, Section IV (1) of the Offer Document, “Background and Objective of the Offer— General Background of the Offer”, and Section IX of the Offer Document, “Advantages for the Members of the Management Board and Supervisory Board of Celanese”).

6.   Publication of Supervisory Board’s Opinion

      Pursuant to § 27(3) and § 14(3) sentence 1 of the German Takeover Act, this Opinion as well as all subsequent opinions concerning any amendments to the Offer Document will be published on the internet at http://www.celanese.com and made available free of charge from Celanese AG (Investor Relations) at +49 69 305 16 000. The availability of any documents will be announced in the Börsen-Zeitung. This Opinion of the Supervisory Board will be published in German and in English.

      The English version of this Opinion will be included as an exhibit to the “Solicitation/ Recommendation Statement” on Schedule 14D-9 to be filed by Celanese AG with the SEC. Investors may inspect the “Solicitation/ Recommendation Statement” pursuant to Section 14D-9 and other documents to be filed with the SEC on the SEC Web site at http://www.sec.gov. Copies of Schedule 14D-9 may also be ordered free of charge from Celanese AG (Investor Relations) at +49 69 305 16 000 (in Germany) and +1 908 522 7784 (in the U.S.). At the same time, Schedule 14D-9 will be published on the web page of Celanese AG at http://www.celanese.com.

7.   Financial Advisor for the Supervisory Board

      Goldman Sachs was engaged by the Management Board of Celanese AG as financial advisor in connection with the Offer. In order to avoid any potential conflicts of interest associated with any possible investment that members of the management team might have in a financial investor, the Supervisory Board of Celanese AG retained JPMorgan as independent financial advisor to the Supervisory Board on December 18, 2003, and confirmed this engagement by entering into a formal engagement letter (hereinafter, “Engagement Letter”) on December 23, 2003 pursuant to which JPMorgan would deliver its opinion as to the fairness of the Offer Price from a financial point of view. For its services, JPMorgan will receive an advisory fee in the customary amount which is due after delivery of the fairness opinion. JPMorgan will be reimbursed for certain specified costs and will be indemnified by the Company against certain liabilities associated with its engagement.

8.   Trade of Celanese Shares by Members of the Supervisory Board

      On December 29, 2003, Supervisory Board member, Alfons Titzrath sold 395 Celanese Shares at a price of EUR 32.52 and 2,145 Celanese Shares at a price of EUR 32.50 per Celanese Share on the Düsseldorf Stock Exchange, Germany. No other transactions with Celanese Shares by members of the Supervisory Board have taken place during the 60-day period prior to the date of this Opinion.

II.     Involvement of Supervisory Board in the Takeover Process

      In early 2002, Blackstone, through an initial contact made by Blackstone’s investment bank, Morgan Stanley & Co. Incorporated, indicated to Celanese AG’s Management Board its interest in the possible acquisition of Celanese AG. Blackstone and a corporate partner working together with Blackstone then contacted the Management Board of Celanese AG at the end of February 2002 announcing their interest in an acquisition of Celanese AG.

      Supervisory Board chairman, Dr. Günter Metz, was notified on March 4, 2002 by the chairman of the Management Board, Claudio Sonder, concerning such contacts with Blackstone. Over the course of 2002, the Supervisory Board chairman was informed by the Management Board on an on-going basis concerning significant developments related to discussions between the Board of Management and Blackstone. During this time, the Supervisory Board chairman specifically requested confirmation that appropriate measures were being taken to preserve the confidentiality interests of Celanese AG. Such measures included entering into a confidentiality agreement, a staggered due diligence investigation, and limiting the number of employees involved.

      The Supervisory Board chairman was also immediately informed when talks with Blackstone continued in January 2003, despite withdrawal of Blackstone’s corporate partner from the Bidder’s consortium. Following the letter sent by Blackstone on January 21, 2003, in which the takeover interest at a price between EUR 28 and EUR 30 per share was confirmed, and the Management Board’s reply letter dated January 29, 2003, the Supervisory Board chairman retained a law firm as legal counsel to the Supervisory Board. On February 7, 2003, the Supervisory Board had a first meeting with its lawyers to discuss the legal parameters of a takeover and the role of the Supervisory Board in such cases.

      During the Management Board’s subsequent negotiations with Blackstone, the Supervisory Board chairman remained in contact with the Management Board chairman. Celanese AG also maintained contacts with the Supervisory Board’s lawyers so as to enable the lawyers to advise the Supervisory Board chairman on all legal measures and aspects relevant to the Supervisory Board. Moreover, the Supervisory Board chairman consulted with other individual members of the Supervisory Board.

      On December 6, 2003, Blackstone submitted a proposal containing, among other things, the Offer Price of EUR 32.50 per share. On December 8 and 9, 2003, negotiations with Blackstone concerning the final terms and conditions of the Offer took place in New York, U.S. A member of the law firm representing the Supervisory Board, acting in the capacity of an observer, was present at these negotiations and kept the Supervisory Board apprised of the status of negotiations. On December 13, 2003, Blackstone sent an offer proposal letter to Celanese AG, which contained the terms discussed during these meetings. The Management Board of Celanese AG unanimously resolved on December 14, 2003, to support an offer from Blackstone made on the terms set forth in the Blackstone proposal letter dated December 13, 2003. On December 14, 2003, the Management Board of Celanese AG indicated in a letter to Blackstone that it supported the offer proposed under the terms of Blackstone’s proposal letter. In this letter, Celanese AG, among other things, agreed that it would not withdraw its support of the Offer unless an unsolicited competing takeover offer by a third party for all Celanese Shares had been launched and the Management Board found such offer to be more favorable to Celanese AG. Concurrently, Celanese AG agreed that it would not tender into the Offer Celanese Shares held by the Company and/or its subsidiaries (hereinafter, the “Treasury Shares”).

      In an extraordinary meeting on the evening of December 15, 2003, the Management Board informed the Supervisory Board of the impending Offer. In this Supervisory Board meeting, the Supervisory Board decided to form a Supervisory Board Committee comprising Dr. Metz (chairman of the Supervisory Board and concurrently chairman of the committee), Mr. Nause (deputy Supervisory Board chairman), and Mr. Titzrath (chairman of the Finance and Audit Committee). The committee’s responsibility would be to actively supervise the takeover proceedings in order to ensure that the Supervisory Board is duly informed. Other responsibilities of the Supervisory Board Committee would be to prepare the necessary procedural steps for the Supervisory Board, to be a contact person for the financial and legal advisors of the Supervisory Board. The Supervisory Board also decided to retain JPMorgan as the Supervisory Board’s independent financial advisor to render to the Supervisory Board a fairness opinion regarding the Offer Price.

      On December 16, 2003, Blackstone announced its decision to make the Offer. The Management Board of Celanese AG publicly announced its support of the Offer subject to review of the formal Offer Document. The Supervisory Board has not released any statement prior to this time.

      The first meeting between the Supervisory Board chairman and JPMorgan took place on December 17, 2003. JPMorgan was formally retained on December 18, 2003.

      The Supervisory Board Committee met on January 20, February 3, and February 5, 2004. Representatives of JPMorgan and the Supervisory Board’s lawyers participated in these meetings and reported on the status of the Offer procedure. This Opinion was prepared by the Supervisory Board Committee and resolved upon unanimously in an extraordinary Supervisory Board meeting on February 9, 2004.

III.     Opinion on the Amount and Form of the Consideration

1.   Amount and Form of Consideration

      The offered consideration consists of a cash payment in euros. The price offered for each Celanese Share is EUR 32.50, without interest. For Celanese AG shareholders receiving payment of the Offer Price in U.S. dollars, the actual amount of payment will be determined in accordance with a EUR/US$ exchange rate on a future effective date as described in detail in the Offer Document. Therefore, such shareholders carry the risk of changes in the EUR/US$ exchange rate.

      Based on information available to the Supervisory Board, the Offer Price satisfies the statutory minimum price requirements under §§ 4 et seq. of the Offer Regulation under the Takeover Act (WpÜG-Angebotsverordnung, hereinafter, “Offer Regulation”). According to § 5 of the Offer Regulation, consideration must be at least equal to the weighted average market price for those shares during the three months preceding the announcement of the decision to submit the offer. According to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), the weighted average price for Celanese Shares during the three months preceding the announcement of the Bidder’s decisions to submit the Offer on December 16, 2003, is EUR 28.75. The Offer Price, therefore, is approximately 13 percent greater than the weighted average market price. According to the Bidder, there were no relevant previous acquisitions of Celanese Shares at a price higher than the Offer Price.

      On December 15, 2003, the last full day of trading before the announcement of the Bidder’s decision to commence the offer, the closing price of Celanese Shares on the XETRA electronic trading system of the Frankfurt Stock Exchange was EUR 29.19 per Celanese Share (as reported on Bloomberg) and the closing price of Celanese Shares on the NYSE (as reported on Bloomberg) was US$ 35.80 per Celanese Share. Therefore, the Offer Price represents a premium in the amount of 11 percent.

      Compared to the average closing price of the Celanese Shares in the 12 months preceding December 15, 2003, (the last trading date prior to the Bidder’s announcement of its decision to commence the Offer), the premium represents 42 percent and is 117 percent over the first closing price on the XETRA electronic trading system of the Frankfurt Stock Exchange of Celanese Shares following the demerger of Hoechst Aktiengesellschaft and becoming listed on October 25, 1999.

2.   Management Board’s Opinion Regarding Fairness of Offer Price

      The Management Board considers the Offer Price to be fair in the meaning of § 31 (1) of the German Takeover Act. Among other factors, the Management Board based its opinion on the premium contained in the Offer Price based on a comparison of the recent and historical stock market prices of the Celanese Shares to the Offer Price. It also took into consideration the fairness opinion rendered by Goldman Sachs. Alternative transactions such as mergers, strategic alliances and divestitures for the whole Company as well as for individual parts of it were, in the opinion of the Management Board, either not feasible or were less attractive than the Offer. The Management Board did not provide an estimate as to whether the consideration payable in the future to Celanese AG shareholders that elect not to tender into the Offer (in connection with a domination agreement, delisting, Squeeze-out or conversion) may be higher or lower than the consideration offered by the Bidder for the Celanese Shares in the Offer. For more detailed information, reference is made to the Reasoned Opinion of Management Board, including the fairness opinion of Goldman Sachs attached thereto. Celanese AG shareholders are advised to read the Reasoned Opinion of the Management Board, including the Goldman Sachs opinion attached thereto, carefully and in its entirety.

3.   JPMorgan’s Fairness Opinion

      The Celanese AG Supervisory Board retained the investment bank JPMorgan as its independent financial advisor for the purpose of providing an opinion to the Supervisory Board as to the fairness of the Offer Price from a financial point of view to Celanese AG shareholders. In its opinion dated February 5, 2004 (hereinafter, “Fairness Opinion of JPMorgan”) which is attached in the English version to this Reasoned Opinion, JPMorgan concluded that, as of such date and based upon and subject to various factors, assumptions and limitations set forth in its opinion, the consideration to be received by the shareholders of the Company is fair, from a financial point of view to such holders.

      On February 9, 2004, a representative of JPMorgan presented the Fairness Opinion of JPMorgan to the Supervisory Board and thoroughly explained and discussed the contents, results, as well as the underlying methodology of its analysis and its opinion.

4.   Opinion of the Supervisory Board

      The Supervisory Board, based on information made available to it and after careful consideration of all circumstances is of the opinion that the Offer Price represents a fair consideration.

      Decisive for the Supervisory Board’s view were primarily the Fairness Opinion of JPMorgan and the explanations and statements made to the Supervisory Board by JPMorgan regarding the content, results, and the underlying methodology of analysis. Further, the Supervisory Board considers its evaluations to be confirmed by the Reasoned Opinion of the Celanese AG Management Board. Finally, the Supervisory Board’s opinion is based on, from its point of view plausible, statements of the Management Board that alternative transactions such as mergers, strategic alliances, and divestitures for the whole company as well as parts of it were either not feasible or, at most, would be only feasible under less attractive conditions than those of the Offer. Celanese AG shareholders are advised to read the Fairness Opinion of JPMorgan carefully and in its entirety.

      The Supervisory Board does not in this Opinion provide any guidance as to whether any statutorily mandated consideration that might be received by Celanese AG shareholders electing not to tender their Celanese Shares into the Offer, for instance, in connection with the conclusion of a domination and profit and loss transfer agreement, a delisting, a Squeeze-out, or a conversion, will be higher or lower than the Offer Price. The risk of EUR/US$ exchange rate changes is to be borne solely by the Celanese AG shareholders receiving their Offer Price paid in U.S. dollars and therefore was not a factor considered by the Supervisory Board in its assessment of the Offer.

IV.     Opinion Concerning Offer Conditions

      The Offer Document contains, in addition to the disclosure required by German law, information that would customarily be disclosed to comply with U.S. laws governing transactions of this type. With regard to the conditions precedent the Offer rather corresponds to U.S. standards.

      In addition to the customary antitrust conditions, the Offer is conditioned, among other things, upon at least 85 percent of Celanese Shares being validly tendered and not withdrawn (excluding Treasury Shares) and the non-occurrence of certain events which would have a material adverse effect on the operating results of Celanese AG and its consolidated subsidiaries as defined (material adverse change), to be determined by an independent expert. With respect to the condition that at least 85 percent of Celanese Shares (excluding Treasury Shares) be validly tendered and not withdrawn, Celanese AG shareholders should note that, as more fully set forth in the Offer Document, the Kuwait Petroleum Corporation (hereinafter, “KPC”), which holds approximately 29.2 percent of the shares currently carrying voting rights (i.e., the Celanese Shares excluding Treasury Shares), approximately 26.28 percent of the Celanese Shares and is the largest shareholder of Celanese AG, has entered into an agreement with the Bidder dated December 15, 2003, under which it has agreed to tender all of its Celanese Shares into the Offer. Under the terms of the agreement, KPC may only withdraw from the contract under certain conditions if, in the course of a competing transaction, an offer is made for all Celanese Shares at a price higher than the Offer Price.

      The Offer is made subject to the further condition that Celanese AG or any of its subsidiaries neither undertakes certain measures including effecting a capital increase for Celanese AG, certain restructuring measures, sale of assets and cancellation of indebtedness, as well as the acquisition of interest each in an amount of EUR 250 million or more nor authorizes or enters into any agreement or commitment to do any of the foregoing actions. In addition, Celanese AG or any of its subsidiaries may not take any action or fail to take any action that would cause Celanese AG’s indebtedness to be adversely affected. The Supervisory

Board expects, based on the analyses of the Celanese AG Management Board presented to it, that the Management Board’s ability to act under normal business circumstances will not be restricted by these conditions and that Celanese AG business operations can continue in the ordinary course.

      Further, the Offer is subject to the condition that the Management and Supervisory Boards of Celanese AG do not support a competitive takeover offer or an alternative transaction nor recommend their acceptance. This condition is to be seen in light of Blackstone’s stated business policy only to implement transactions supported by the management of the subject company.

      Finally, the Offer is subject to conditions regarding the general adverse changes in economic conditions, for example, the conditions that no bank moratorium under the German Banking Act has been declared, that currency trading has not been suspended in Germany or the U.S., and that the Dow Jones Industrial Average Index has not decreased by more than 2000 points below the average index on December 16, 2003 for a certain period. Details and Bidder’s comments thereon are found in Section V. 4. of the Offer Document, “The Offer—Conditions”. The Bidder has the right to waive some or all conditions, in whole or in part.

      Although these conditions pose a certain risk to consummation of the Offer, in the Supervisory Board’s opinion, these risks are not unusual and unreasonable for this type of transaction. Further, the Supervisory Board is of the opinion that the terms contained in the Offer Document do not deviate to the detriment of Celanese AG and its shareholders from those contained in Blackstone’s proposal letter of December 13, 2003.

V.     Objectives of the Bidder and Effects of the Offer

1.   Objectives Pursued by the Bidder and Effects on Celanese AG

a)  Future Business Activities, Assets, and Obligations of Celanese AG

      The Bidder and Blackstone support the strategic and restructuring initiatives that the current Celanese AG management has embarked upon and intend, together with management, to continue these initiatives. Presently, they do not plan to close or relocate substantial business units or production sites of Celanese AG or its subsidiaries, neither do they intend to sell substantial assets of Celanese AG and its subsidiaries to third persons except as is part of Celanese AG’s currently ongoing consolidation program or is expressly mentioned in the Offer Document. For more detailed information on the intentions of the Bidder and Blackstone with regard to future business activities, assets, and obligations of Celanese AG, reference is made to the Offer Document (see, Section IV (2)(a) of the Offer Document, “Background and Objective of Offer—Intentions of the Bidder and With Regard to Celanese AG—Future Business Activities, Assets, and Obligations of Celanese AG”). The Supervisory Board has a positive view in principle of the intentions of the Bidder and Blackstone as stated in the Offer Document in this regard.

      The Bidder and Blackstone, according to Offer Document, have arranged a capital structure for Celanese AG that, according to the estimates of the Bidder and Blackstone, provides for substantial excess liquidity and flexibility to implement Celanese AG’s strategy. According to the Offer Document, the Bidder and Blackstone intend to refinance certain debt of Celanese AG and to finance the prefunding of US$ 462.5 million of existing pension obligations of Celanese AG and certain of its subsidiaries. The Bidder and Blackstone further state that they have arranged a debt financing package in the amount of EUR 2,180 million for these purposes and for purposes of financing the acquisition of all Celanese AG Shares. Additionally, the Bidder and Blackstone state that they will provide equity in the amount EUR 690 million.

      The Management Board expects that, because of higher financial leverage after consummation of the Offer, the Company rating will be lower and the interest costs will be substantially higher than they are today. In its Reasoned Opinion, the Management Board expects the terms and conditions of the new loan agreement to be more restrictive and the interest rates of such financing to be higher than is the case in the Company’s existing debt financing. The Management Board expects this to have a negative impact on the Celanese Group’s interest expenses. In addition to the aforementioned debt and equity financing, Blackstone has arranged a revolving credit facility of up to EUR 400 million which the Management Board considers sufficient to provide liquidity for the Company’s ongoing financing needs and smaller acquisitions.

      In this connection, however, it should be noted that the Bidder and Blackstone intend, following the consummation of the Offer, in consultation with the Management Board, to review Celanese AG and its assets, corporate structure, capitalization, operations, policies, management, and personnel to determine what changes, if any, would be necessary or desirable. The Offer Document expressly states that the Bidder and Blackstone, as a result of their review or in light of future developments, may reconsider their stated intentions and views and may make any changes that they deem necessary or appropriate with respect to Celanese AG, to the extent permitted by law.

b)  Registered Office of Celanese AG

      The Supervisory Board welcomes the fact that the Bidder and Blackstone do not currently intend to move the registered office of Celanese AG from Kronberg im Taunus, Germany.

      However, the Bidder and Blackstone intend that a U.S. corporation will become the parent company of Celanese AG after restructuring initiatives are implemented. Consequently, in the long-term, the location Kronberg im Taunus might lose its significance for the management of the Celanese group.

      Further, after a domination agreement has been entered into between the Bidder and Celanese AG, they intend to transfer in stages the shares in Celanese AG’s U.S. subsidiary, Celanese Americas Corporation, to a company having its registered office in the U.S. Celanese Americas Corporation is an important subsidiary of Celanese AG and indirectly holds shares in Celanese AG’s U.S. operating companies. The Bidder contemplates that this new parent company of Celanese Americas Corporation will ultimately also become the parent company of Celanese AG, as described above.

c)   Location of Principal Parts of the Business

      Based on their own statements, except for the transfer of shares in the Celanese Americas Corporation, neither the Bidder nor Blackstone currently have concrete plans with regard to the location of principal parts of the business of Celanese AG. The Supervisory Board, therefore, expects the Offer to have no effect on the locations of Celanese AG except those associated with the transfer of the Celanese America Corporation mentioned in Section V.1(b) above.

d)  Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out, Conversion

      After consummation of the Offer, the Bidder expects to own 85 percent or more of the Celanese Shares (excluding Treasury Shares). The Bidder and Blackstone intend to propose or at least are considering proposing for approval by Celanese AG’s shareholders’ meeting (Hauptversammlung) one or more of the following structural measures:

“Squeeze-out”

      If, following the consummation of the Offer or at a later point in time, the Bidder owns 95 percent or more of the registered share capital of Celanese AG, the Bidder intends to call a shareholders’ meeting of Celanese AG pursuant to §§ 327a et seq. of the German Stock Corporation Act (Aktiengesetz) and request the transfer of the Celanese Shares of the then outstanding minority shareholders of Celanese AG in exchange for fair cash compensation (hereinafter “Squeeze-out”).

Domination and Profit and Loss Transfer Agreement

      Alternatively, following consummation of this Offer, Bidder intends to enter into a domination and profit and loss transfer agreement between the Bidder as the dominating company and Celanese AG as the dominated company. Such agreement would entitle the Bidder to issue binding directions to the management of Celanese AG concerning the management of the company and thus control the management of Celanese AG and to demand receipt of the entire profits of Celanese AG. This agreement requires, among other things, the consent of the shareholders’ meeting of Celanese AG to such agreement with a majority of 75 percent of the share capital represented at the passing of the resolution.

Delisting

      Following consummation of the Offer, the Bidder and Blackstone intend to seek to delist the Celanese Shares from the NYSE. Depending on the number of shares tendered under the Offer, the Bidder may consider causing Celanese AG also to apply for a revocation of admission of the Celanese Shares to the Frankfurt Stock Exchange which would require the majority of votes cast in a resolution of the shareholders’ meeting. In the event that the Celanese Shares are completely delisted both from the NYSE and the Frankfurt Stock Exchange, an offer would have to be made to all of the then outstanding shareholders of Celanese AG to acquire their Celanese Shares in return for payment of fair cash compensation during a certain time period.

Conversion

      As an alternative to a Squeeze-out, the Bidder is also considering converting Celanese AG from its current legal form into either a limited partnership (Kommanditgesellschaft, KG) or a limited liability company (Gesellschaft mit beschränkter Haftung, GmbH) in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz, UmwG). This would require, among other things, the approval of the shareholders’ meeting with a majority of 75 percent of the registered share capital represented at the passing of the resolution.

      If a Squeeze-out occurs at Celanese AG, the Bidder enters into a Domination and Profit and Loss Transfer Agreement, the Celanese Shares are delisted from the NYSE and the Frankfurt Stock Exchange, or Celanese AG is converted into a limited partnership or a limited liability company, then the Bidder and/or Celanese AG in each of these cases is required to make an offer to the outstanding minority shareholders of Celanese AG to acquire their interest in return for payment of fair cash compensation, or, in the case of conversion, they will be required to offer shares in the entity resulting from the conversion. Upon entering into a Domination and Profit and Loss Transfer Agreement, any outstanding minority shareholders who did not accept this Offer are entitled to receive a fixed fair guaranteed dividend. The amount of the guaranteed dividend is to be determined based on the value of the enterprise to be calculated under German law. The calculation will be based on the conditions existing at Celanese AG at the time of the shareholders’ meeting. Valuation of the enterprise in accordance with settled practice will essentially be based on the past profitability and prospective profits (Ertragswertmethode). The fair cash compensation which is to be calculated on basis of these principles may equal the Offer Price of EUR 32.50 per share, but may also be higher or lower. The fairness of the cash compensation or the guaranteed dividend in case of a domination and profit and loss agreement may be reviewed by a court in award proceedings (Spruchverfahren).

e)   Effects on Dividends

      The Bidder and Blackstone anticipate consummation of the Offer prior to the 2004 Annual Shareholders’ Meeting (ordentliche Hauptversammlung) of Celanese AG scheduled to take place on June 15, 2004 and that Bidder will be registered in share register of Celanese AG at the time of the Annual Shareholders’ Meeting. The Bidder intends to exercise its voting rights in such a way as to prevent, to the extent permitted by law, any dividend for the fiscal year 2003 from being resolved upon. The Management Board states in its Reasoned Opinion that Celanese AG shareholders not accepting the Offer should not expect to receive a dividend higher than the statutory minimum dividend of approximately EUR 0.11 per share if the Offer is consummated. In light of the Bidder’s intention, the Supervisory Board also anticipates that in the case of a prior consummation of the Offer, irrespective of the proposals of the Supervisory Board and the Management Board, in the Annual Shareholders’ Meeting in 2004 only a minimum dividend in the amount of 4 percent of the share capital of the company will be resolved upon.

f)   Tax Implications

      From a tax point of view, consummation of the Offer and the implementation of some structural measures as intended by the Bidder and Blackstone may have broad negative impacts for Celanese AG. A significant portion of Celanese Group’s deferred tax assets under U.S.-GAAP are related to net operating loss carryforwards in the U.S. and Germany. Under U.S. tax rules, a change in ownership of more than 50 percent results in an annual limitation on the future utilization of loss carryforwards. Under German tax law, the proposed profit and loss transfer agreement will prevent use of the loss carryforwards currently existing throughout the term of the agreement. Given the variety of possible scenarios, especially timing aspects, no reliable assessment of these implications is currently possible. In a worst case scenario, Celanese AG would have to write off, in total, all relevant deferred tax assets.

2.	Objectives of Bidder and Effects of the Offer for Management Board and Supervisory Board of Celanese AG

a)  Management Board of Celanese AG

Management Board Membership

      The Supervisory Board welcomes the Bidder’s and Blackstone’s current intention to continue to work with the existing Management Board of Celanese AG following consummation of the Offer. The appointments and service agreements of Management Board member (and Chairman of the Management Board) Claudio Sonder and Management Board member Perry W. Premdas expire on October 31, 2004. Both have informed the Supervisory Board that, for personal reasons independent of the takeover, they will not be available for another term of office.

      In its meeting on February 9, 2004, the Supervisory Board appointed David N. Weidman, currently vice-chairman of the Management Board and chief operating officer of Celanese AG, as chairman of the Management Board effective as of November 1, 2004.

Effects on the Service Agreements of Management Board Members

      In the event of a defined change of control at Celanese AG and upon termination of the Management Board Service Agreement as a result of a change of control as specified, the service agreement of all five Management Board members provides that the Management Board member is entitled to a one-time change in control severance payment at the time of termination of the agreement with Celanese AG. The amount of the severance payment for each Management Board member is equivalent to three times, and in case of the Management Board chairman, four times the average annual total cash remuneration over the last three years of the respective member. In light of the Bidder and Blackstone’s stated intention to continue working with the Management Board of Celanese AG, the Supervisory Board expects that no service agreement with any Management Board member of Celanese AG will be terminated due to the change in control.

Effects on Share-price-based Incentive Plans for Management Board

      The members of the Management Board were granted stock appreciation rights under various Stock Appreciation Rights Plans as well as stock options under the Stock Option Plan 2002 of Celanese AG. Due to the satisfaction of the exercise conditions (more favorable performance of Celanese shares on the Frankfurt Stock Exchange than the median of certain reference values), the stock appreciation rights may currently be exercised independent of the Offer. Moreover, they may also be exercised upon consummation of the Offer due to the associated change of control of Celanese AG within a six-month period after notice has been given of the change of control pursuant to §§ 21 and 22 of the German Securities Trading Act. The Stock Option Plan 2002 contains no provisions for the event of a change of control at Celanese AG. The stock options may not be exercised before July 8, 2004.

      Upon consummation of the Offer and the restructuring measures intended by the Bidder, it is possible that the market price-based bonus system will lose its incentive effect due to a significantly lower liquidity of Celanese Shares. It will lose its incentive effect in the event of a Squeeze-out, delisting, or conversion of

Celanese AG into a limited liability company or limited partnership as intended by the Bidder, because the Celanese Shares will no longer be admitted for trading, or, in the case of a Domination and Profit and Loss Transfer Agreement, the stock market price of Celanese Shares will be meaningless. It is the responsibility of the Supervisory Board to make changes in the existing compensation system for the Management Board in such case.

Management Board’s Obligation to Invest

      Under the terms of their service agreements, all members of the Management Board are required, in accordance with an existing Equity Participation Plan at Celanese AG, to invest a certain amount of funds in Celanese Shares and to hold these shares. On January 22, 2004, the personnel and compensation committee of the Supervisory Board gave its consent to the Management Board members’ to accept the Offer and sell to Blackstone their Celanese Shares which are subject to the holding obligation. Except with respect to the Offer, this obligation to hold Celanese Shares continues to be in effect. Upon consummation of the Offer, the obligation to hold the shares shall be without any effect.

b)  Supervisory Board of Celanese AG

Supervisory Board Membership

      The Supervisory Board currently consists of 12 members in accordance with the provisions of the Co-Determination Act (Mitbestimmungsgesetz) of 1976, six of which are elected by shareholders. Following consummation of the Offer, the Bidder is seeking to be represented on the Supervisory Board of Celanese AG by six members. In light of the balanced composition (paritätische Mitbestimmung) of the Supervisory Board, the Bidder will need to occupy all seats representing the shareholders with its representatives in order to have control of the Supervisory Board. That representatives of the Bidder be elected to these seats upon consummation of the Offer is, in the Supervisory Board’s opinion, reasonable. All shareholder representatives on the Supervisory Board of Celanese AG are to be elected at the Annual Celanese AG Shareholders’ Meeting in which the Bidder would have a majority vote following the consummation of the Offer.

Effects on Supervisory Board Compensation

      Under the resolutions of the Annual Shareholders’ Meeting in 2000 and 2003, each member of the Supervisory Board receives, in addition to his fixed compensation and meeting allowance, stock appreciation rights valued at EUR 20,452. The number of stock appreciation rights granted to each Supervisory Board member is calculated on the basis of the value of the stock appreciation right at the time they are granted, as determined according to the Black-Scholes-Formula. Accordingly, in the years 2000, 2001, and 2002, Supervisory Board members received 2,650, 2,200 and 2,150 rights based on per right valuations of EUR 7.82, EUR 9.33 and EUR 9.53, all respectively. The stock appreciation rights may be exercised after expiration of a two-year holding period if Celanese Shares on the Frankfurt Stock Exchange out-performed the median performance of certain reference values. The stock appreciation rights are subject to a ten-year term.

      Supervisory Board members holding office only for part of the fiscal year receive this compensation on a pro rated basis. Of the 66,350 stock appreciation rights granted in total for the fiscal years 2000 and 2001, Supervisory Board members have already exercised 35,230 rights. For stock appreciation rights granted in fiscal year 2002, the waiting period expires at the end of September 30, 2004. Thus far, no stock appreciation rights have been granted for the year 2003.

      In total, members of the Supervisory Board have received an aggregate of 106,700 stock appreciation rights. In case of a successful Offer, it is the responsibility of the shareholders’ meeting to decide how to amend the terms of the stock appreciation rights which members of the Supervisory Board could not yet exercise and which solution can be found for the year 2003 in the light of the Offer or the restructuring initiations intended by the Bidder.

      In addition to stock appreciation rights, Supervisory Board members have received an aggregate of 32,245 Celanese Shares as part of their remuneration for the short fiscal year 1999 and the fiscal years 2000-2002.

3.	Objectives of Bidder and Effects of Offer on Employees and Their Representative Bodies

a)  Employees

      The Supervisory Board welcomes the Bidder’s and Blackstone’s interest in advancing the know-how and experience of Celanese AG employees and in maintaining the positive labor relations with the employees. The Bidder and Blackstone intend to foster a constructive dialog between the employees and all bodies of Celanese AG and, in the event of any necessary personnel measures, to implement them in good faith and on a basis which maintains Management’s historically good and cooperative relations between the Management Board and employee representative bodies of Celanese AG.

      Consummation of the Offer does not have any direct effect on existing employment agreements with employees of Celanese AG and its subsidiaries.

      The Bidder and Blackstone acknowledge that the employee base is a vital part of Celanese. The Supervisory Board shares this view and welcomes the expressed intent of the Bidder and Blackstone to maintain and continuously develop an attractive and competitive framework in which to retain and attract a world-class employee base.

      The Bidder and Blackstone recognize the importance of the existing pension and other post-retirement and medical benefits to present and former employees. This Offer does not have any effect on existing partial retirement agreements (Altersteilzeitvereinbarungen) and early retirement agreements. The Bidder has stated that Blackstone has arranged for financing, which would be available immediately following the consummation of this Offer, for the pre-funding of approximately US$462.5 million of existing pension obligations of Celanese AG and certain of its subsidiaries. Further, the Bidder and Blackstone, according to the Offer Document, intend to enable Celanese AG to maintain pension and post-retirement and medical benefits with respect to present and former employees that are substantially similar to Celanese AG’s existing commitments. This shall however, not prejudice Celanese AG’s rights to change these plans or programs in future.

      The Supervisory Board shares the analysis of Bidder and Blackstone concerning the pension benefits and other benefits for post-retirement and medical benefits and is pleased with Blackstone’s decision to make available funds equaling US$462.5 million immediately following consummation of the Offer in order to pre-fund existing pension obligations.

b)  Employee Representative Bodies

      The Supervisory Board of Celanese AG comprises 12 members pursuant to the German Co-Determination Act of 1976, six members of which are elected by employees. The legal basis for the composition of the Supervisory Board will not change upon consummation of the Offer. The employees of the subsidiaries will for purposes of co-determination continue to be deemed as employees of Celanese AG and therefore will remain entitled to vote in elections of employee representatives to the Supervisory Board of Celanese AG as long as Celanese AG independently makes management decisions in the business areas operated by the subsidiaries. It is not expected that consummation of the Offer will have consequences for works councils, central works councils or combined works councils at Celanese AG and its subsidiaries. According to the Bidder and Blackstone, they currently have no concrete plans with respect to employee representative bodies at Celanese AG. As stated in its Reasoned Opinion, the Management Board has no knowledge of any such plans. The Supervisory Board is of the opinion that a continuation of the historical good and cooperative relations between the employees and Management is in the best interests of Celanese AG.

c)   Effects on the Long-Term Incentive Plans of Celanese AG

      Consummation of the Offer may have effects on the long-term incentive plans of Celanese AG consisting of the various stock appreciation rights plans and a stock option plan, in which the Management Board and members of the senior management level of Celanese AG participate.

      Even if a successful Offer does not directly affect the stock option plan, since the plan does not contain provisions concerning a change in control, upon consummation of the Offer, the market price for Celanese Shares will no longer be an adequate reference value for the plan because of the reduced liquidity of Celanese Shares. Moreover, if the Bidder implements the intended structural measures, such as a Squeeze-out, the market price of Celanese Shares will no longer be an appropriate basis for these incentive programs. The Management Board has announced in its Reasoned Opinion that it will take this into consideration in deciding on an appropriate form of continuing the long-term incentive plans.

      In the event the Offer is consummated, due to the associated change in control, rights granted to members of the Management Board and senior management under the stock appreciation rights plans may be exercised within a 6-month period after announcement of a change in control.

d)  Opinions of the General and Combined Works Councils

      The central and combined works councils (Gesamt- und Konzernbetriebsrat) of Celanese AG have submitted their opinion concerning the Offer on February 5, 2004. The opinion of the central and combined works council is attached as an exhibit to the Reasoned Opinion of the Management Board of Celanese AG.

4.   Objectives of Bidder and Effects of Offer for the Shareholders

      The following information is to assist the shareholders of Celanese AG in assessing the consequences of acceptance or non-acceptance of the Offer. The information set out below sets forth factors which the Supervisory Board believes may be relevant to such assessment, but does not purport to be a complete list of all such factors. The shareholders of Celanese AG have the responsibility of making their own decision, taking into consideration their personal circumstances. The Supervisory Board recommends that shareholders, if needed, consult their financial, legal, and tax advisors.

      The Supervisory Board further points out that it is unable to assess the tax consequences for any individual shareholder, in particular, whether shareholders may suffer negative tax consequences as a result of the acceptance or non-acceptance of the Offer. Therefore, the Supervisory Board recommends that shareholders obtain professional tax advice which takes into account their individual tax position.

a)  Consequences for Shareholders Who Accept the Offer

      Shareholders who wish to accept the Offer should take the following factors into account:

—	Shareholders accepting the Offer will no longer profit from any favorable development in the Company’s business or any favorable price performance of the Celanese Shares.

—	Consummation of the Offer and payment of the Offer Price are subject to the conditions precedent to which the Offer is subject. There is a possibility that the conditions are not fulfilled. In such case, the Offer will not be consummated unless the Bidder waives satisfaction of the conditions precedent. This could have an adverse effect on the stock market price of Celanese Shares.

—	Under the terms of the Offer Document, the Bidder is entitled to receive all dividends for the tendered Celanese Shares as of January 1, 2003. Upon consummation of the Offer, it is expected that at the point in time when the annual shareholders’ meeting resolves upon a dividend, the Bidder will be the owner of the Celanese shares tendered for sale.

—	Trading of the tendered Celanese Shares submitted for sale on the Frankfurt Stock Exchange began as of the second banking day in Frankfurt following the beginning of the Acceptance Period and will cease upon expiration of the end of the second last banking day of the Acceptance Period. Subject to an extension of the Acceptance Period, this period will be from February 4, to March 12, 2004. Trading volume in tendered Celanese Shares could be low, which would result in substantial fluctuations in the trading price of the tendered Celanese Shares. No trading on an “as tendered” basis will occur on the NYSE. Celanese Shares that are tendered during the Subsequent Acceptance Period will not be eligible for trading on an “as tendered” basis.

—	In the event that the Bidder, together with parties acting jointly with it or their subsidiaries, within one year after the publication pursuant to § 23 (1) sentence 1 no. 2 of the German Takeover Act, acquire Celanese Shares outside the stock exchanges and a consideration is granted which, in terms of value, is higher than the consideration offered in the Offer, then the Bidder shall be obliged to pay those shareholders who accepted the Offer a consideration in euros equal to the relevant difference. However, after the expiration of one year following the publication pursuant to § 23 (1) sentence 1 No. 2 of the German Takeover Act, the shareholders of Celanese AG who accepted the Offer do not have any further claims against the Bidder for payment of any subsequent improvement if the Bidder, parties acting jointly with it or their subsidiaries acquire Celanese AG Shares at a higher price than that contained in the Offer.

—	Celanese AG shareholders who accept the Offer will not participate in any compensation payments of any type which may be payable by law in the event of structural measures that may be implemented after consummation of the Offer; in particular, in the event of the conclusion of a domination agreement, a delisting, a Squeeze-out, or a conversion. Such compensation payments are determined in accordance with the value of the relevant company and are subject to review by the court in award proceedings (Spruchverfahren). Such compensation payments may equal or be higher or lower than the Offer Price. Celanese AG shareholders accepting the Offer are not entitled to such compensation payments or any additional payments if the compensation payment is above the Offer Price.

—	Celanese AG shareholders receiving payment of the Offer Price in U.S. dollars bear the risk of changes in the EUR/US$ exchange rate.

b)  Effects for Shareholders Not Accepting the Offer

      Those Celanese AG shareholders not accepting the Offer should take into account the following:

—	As described in Section IV(2)(d) of the Offer Document, “Background and Objective of the Offer—Intentions of the Bidder With Regard to Celanese AG—Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out, Conversion”, following the consummation of the Offer:

•	The Bidder intends to enter into a Domination and Profit and Loss Transfer Agreement with Celanese AG, pursuant to which, among other things, the Bidder will be entitled to direct the management of Celanese AG and to receive all profits of Celanese AG. Any remaining minority shareholders would therefore lose the right to receive dividends other than the guaranteed dividend.

•	The Bidder intends to seek a delisting of the Celanese Shares from the NYSE and is considering applying for a revocation of admission to the Frankfurt Stock Exchange. If Celanese Shares are delisted, the Celanese Shares would lose their admission to the stock exchanges, which would result in no public trading of Celanese Shares on the NYSE or the Frankfurt Stock Exchange.

•	If the Bidder owns 95 percent or more of the Celanese Shares, it intends to effect a Squeeze-out.

•	The Bidder is considering, as an alternative to a Squeeze-out, a conversion into a German limited liability company or a German limited partnership. If Celanese AG is converted into a German limited liability company or a German limited partnership, there will be no public trading of the shares in the limited liability company or the limited partnership.

—	Even if the Celanese Shares remain listed on the NYSE and/or the Frankfurt Stock Exchange, the number of Celanese AG shareholders will be substantially reduced following consummation of the Offer. The number of shares still in the hands of the public may be so small that there will no longer be an active, or even any, public trading market for the shares. This could result in the sale or purchase orders not being able to be timely fulfilled. Furthermore, the decreased liquidity of the Celanese Shares could lead to lower market prices and greater fluctuations of the share price than in the past. If Celanese Shares are delisted from both the NYSE and the Frankfurt Stock Exchange, there will be no public trading market for the Celanese Shares.

—	As described in Section IV (g) of the Offer Document, “Background and Objective of the Offer—Intentions of the Bidder With Regard to Celanese AG Dividend”, the Bidder and Blackstone expect that the Offer will be consummated and the Bidder will have acquired title to all Celanese Shares tendered under the Offer and that it will be registered in Celanese AG’s share register as the shareholder prior to Celanese AG’s annual shareholders’ meeting in 2004. In such case, the Bidder intends to exercise its voting rights in the annual shareholders’ meeting of Celanese AG to prevent, to the extent permitted by law, any dividend from being resolved upon for the fiscal year 2003. It is possible that, in the future years, there will be no or only small dividend payments.

—	Currently, Celanese Shares are “margin securities” as such term is defined under the rules of the Board of Governors of the U.S. Federal Reserve System. This means, among other things, that brokers are allowed to extend credit on the collateral of such securities. If the Celanese Shares are no longer listed on the NYSE or another U.S. national securities exchange, they will not constitute “margin securities” for purposes of the margin regulations of the Board of Governors of the U.S. Federal Reserve System, in which event the Celanese Shares may no longer be used as collateral for loans made by brokers in the U.S.

—	Celanese Shares are currently a component of the MDAX-Index, with the consequence that institutional funds that invest in indices like MDAX (hereinafter, “Index Funds”) are required to hold Celanese Shares to match the performance of the MDAX. Subsequent to the successful consummation of the Offer, these Celanese Shares may be excluded from the MDAX. The Index Funds still holding Celanese Shares will therefore likely sell these Celanese Shares on the open market. As a result, there could be an oversupply of Celanese Shares in a comparatively illiquid market, which would lead to a decline in the quoted price of Celanese Shares. Since June 24, 2002, the criteria for the MDAX determining index is no longer been based on a company’s total number of issued shares, but on the number of publicly held shares (free float). If a large proportion of Celanese AG shareholders accept the Offer, exclusion of the Celanese Shares from the MDAX at the next review of the composition of MDAX may result. If at least 5 percent of the Celanese Shares do not remain publicly held after consummation of the Offer, Celanese AG will be excluded from the MDAX index because of the 5 percent-threshold mandatory minimum requirement for inclusion in the MDAX index.

—	It cannot be excluded that the Bidder and Blackstone might request Celanese AG to apply for a revocation of the admission to the sector of the Official Market (Amtlicher Handel) with additional reporting obligations arising from admission (Prime Standard). In such case, the Company will no longer be obliged to comply with the Prime Standard’s follow-up obligations, such as quarterly reports in German and English, application of international accounting standards (IFRS/IAS or U.S.-GAAP), publication of a financial calendar, staging of at least one analyst conference per year, and ad-hoc disclosure also in English. Finally, it would no longer qualify for inclusion of the Celanese Shares in MDAX.

—	Celanese Shares are currently registered under the Exchange Act. If Celanese Shares are no longer listed on a U.S. national securities exchange and there are fewer than 300 record holders of Celanese Shares in the U.S., registration may be terminated upon application by Celanese AG to the SEC. Termination of the registration of Celanese Shares under the Exchange Act would result in substantially reducing the information required to be furnished by Celanese AG to holders of Celanese Shares and to the SEC than previously and that certain provisions of the Exchange Act will no longer be applicable to Celanese AG and Celanese Shares.

—	The current quoted price of Celanese Shares reflects the fact that on December 16, 2003, the Bidder publicly announced its decision to make an offer. It is uncertain whether the market price of Celanese Shares would continue at its current level after expiration of the Acceptance Period or at higher or lower levels.

—	According to the Offer Document, following the consummation of the Offer, the Bidder expects to have the necessary qualified majority and, subject to certain limitations, to have all important corporate reorganization measures passed by the shareholders’ meeting of Celanese AG, such as amendments to the Articles of Association, capital increases, exclusion of subscription rights in the event of measures regarding the share capital, conversion, merger and dissolution (including the so-called dissolution by transfer (übertragende Auflösung)). Some of the actions may, pursuant to German law, require the Bidder to make an offer to minority shareholders to acquire their Celanese Shares in return for fair compensation or to pay them a guaranteed dividend, in each case based on an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG. Since such evaluation must be based on the circumstances at the time of the passing of the relevant resolution by the shareholders’ meeting of Celanese AG on the particular action, the value of any guaranteed dividend and/or fair compensation could equal, but also could be above or below, the Offer Price.

—	Consummation of the Offer may have significant negative impacts on Celanese AG’s future tax position, which again may impact the share price of Celanese Shares.

—	Blackstone will review certain intercompany relationships. In doing so, operating decisions may be made based primarily on cash criteria and secondarily on accounting earnings. These decisions could result in operating or tax charges that reduce the distributable earnings of the Company.

VI.     Interests of the Members of the Management Board

      The Bidder and Blackstone have indicated that they plan to implement a management incentive program after successful consummation of the Offer. Such an incentive system corresponds with the investment philosophy and practice of Blackstone. According to the Bidder, an incentive program would provide for granting up to 10 percent equity in the Bidder or one of its parent companies in the form of options and/or restricted stock as well as performance-related bonuses based on performance targets in the amount of up to one year’s compensation. With this plan, the Bidder and Blackstone are pursuing the objective of keeping members of the senior management employed in the Company, fostering senior management’s engagement for the goals of Celanese AG on a long-term basis and rewarding future performance by the senior management for achieving Celanese AG’s performance goals. Blackstone may consider, as a condition to participating in such incentive plan, that certain members of senior management invest their own funds in the Bidder or one of its parent companies.

      The Bidder and Blackstone have discussed potential general parameters of the incentive plan with the members of the Management Board of Celanese AG. They state that they have not, however, reached any agreements or understandings with the Management Board members. Neither has the Bidder nor Blackstone reached any agreements or understandings or has held talks with individual members of the Management Board or members of the senior management of Celanese AG concerning how the respective person could profit from such program, or as to future compensation, generally. According to the Bidder, individual Management Board members of Celanese AG have not been granted, or given the prospect of, any concrete monetary compensation or monetary equivalent benefit in connection with the Offer.

      All of the above statements concerning the intention of the Bidder and of Blackstone are taken from the Offer Document. Celanese AG shareholders should refer to Section IX “Advantages for the Members of the Management Board and Supervisory Board of Celanese AG” of the Offer Document for further details.

      The Management Board, in its Reasoned Opinion, stated that no individual member of the Management Board actually has been granted, or been given the prospects of, any concrete monetary compensation or monetary equivalent in connection with the Offer. This statement and the information provided by the Bidder in the Offer Document were confirmed by the Management Board to the chairman of the Supervisory Board on February 9, 2004. Therefore, the Supervisory Board members have no reason to believe that the neutrality and impartiality of Celanese AG Management Board members with respect to the Tender Offer was compromised or adversely affected by previous talks between Blackstone and the Management Board members and even taking into account the financial benefits that the Bidder and Blackstone may be considering for Management Board members and other members of senior management.

      Moreover, in considering the interests of the Management Board, the above-described effects of the Offer on the Management Board should be noted (see, V(2)(a)).

      In the Reasoned Opinion of the Management Board dated February 6, 2004, all members of the Celanese AG Management Board have declared their intention to accept the Offer for all Celanese Shares held by them. Additionally, the Management Board members declared that they have not engaged in any legal transactions with Celanese Shares during the 60-days period before February 6, 2004.

VII.     Interests of the Members of the Supervisory Board

      Supervisory Board member, Mr. Saad A. Al-Shuwaib, is concurrently a member of the Board of Directors of the Kuwait Petroleum Corporation (“KPC”), which, with its shareholding of approximately 26.2 percent of the Celanese Shares (representing approximately 29.2 percent of shares currently carrying voting rights), is a major shareholder of Celanese AG. KPC has, under the terms of an agreement dated December 15, 2003, agreed to accept the Offer by, at latest, the 15th business day of the Acceptance Period for all of its Celanese Shares, to publicly support the Offer, and to make no public statements that would conflict with such statement of support. More information concerning the agreement between the Bidder and KPC is contained in Section III(3)(b) of the Offer Document, “Companies Involved—Interest of Bidder in Celanese AG—Agreement With the KPC”.

      Supervisory Board member, Mr. Kendrick R. Wilson III, is a Managing Director of Goldman, Sachs & Co. Goldman Sachs acted as the financial advisor on various occasions for Celanese AG in the past and was engaged by the Management Board of Celanese AG as the financial advisor in connection with the Offer. More information on the relationship between Goldman Sachs and Celanese AG is contained in the Reasoned Opinion of the Management Board.

      No member of the Supervisory Board was granted or given prospect of monetary compensation or monetary equivalent compensation in connection with the Offer.

VIII.     Recommendation to Accept the Offer

      Based on the foregoing considerations, the Supervisory Board’s recommendation to the Celanese AG shareholders is to accept the Offer.

      It should be noted that each Shareholder is responsible for deciding whether or not to accept the Offer based on the information available to him and taking into account all circumstances, his individual position, and his personal assessment of the future performance of Celanese Shares. Celanese AG shareholders accepting the Offer and receiving payment of the Offer Price in U.S. dollars should consider the risk of changes in the EUR/US$ exchange rate. The Supervisory Board does not assume any liability if the acceptance or non-acceptance of the Offer by a shareholder is economically detrimental to the shareholder. The Supervisory Board is not providing any guidance as to whether any statutorily mandated consideration that may be received by Celanese AG shareholders electing not to tender into the Offer, for instance, relating to the conclusion of a domination and profit and loss agreement, a delisting, a Squeeze-out, or conversion, would be higher or lower than the Offer Price.

IX.     Intention of Supervisory Board Members To Accept the Offer

      The Supervisory Board members, Dr. Hanswilhelm Bach, Ralf Becker, Saad Ali Al-Shuwaib and Dr. Alfons Titzrath do not hold any Celanese Shares. Supervisory Board members Alan R. Hirsig, Dr. Joannes C. M. Hovers, Dr. Günter Metz, Herbert Schmalz and Kendrick R. Wilson III, intend to accept the Offer for all Celanese Shares held by them.

      Supervisory Board member, Armin Droth, intends to accept the Offer for approximately 66.6 percent and not for the remaining 33.4 percent of the Celanese Shares held by him.

      Supervisory Board members, Hans-Jürgen Brinkmann and Reiner Nause, intend not to accept the Offer for all of the Celanese Shares held by them.

      With respect to the shares not intended to be tendered, Supervisory Board members, Brinkmann, Droth and Nause, stated that the sale of such shares would be subject to capital gains tax if sold within the one-year holding period pursuant of § 23(1) of the German Income Tax Act which has not yet expired.

Kronberg im Taunus, Germany, February 9, 2004

Celanese AG

The Supervisory Board

February 5, 2004

The Supervisory Board

Celanese AG
Frankfurter Strasse 111
D -61476 Kronberg am Taunus

Members of the Supervisory Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares with no par value (the “Company Common Stock”) of Celanese AG (the “Company”) of the consideration to be received by such holders in the tender offer for all of the outstanding registered shares of Company Common Stock at a price of Euro 32.50 per share in cash (the “Offer”) by BCP Crystal Acquisition GmbH & Co. KG (the “Acquiror”), which is controlled by a group of investment funds advised by the Blackstone Group (“Blackstone”). The Offer is being made pursuant to the Offer Document, dated as of February 2, 2004 (the “Offer Document”). In a letter to shareholders dated December 23, 2003, the Management Board (Vorstand) of the Company announced its support for the Offer, subject to review of the formal tender offer documents.

In arriving at our opinion, we have (i) reviewed the Offer Document; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Offer, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Offer will be consummated as described in the Offer Document without waiver, modification or amendment of any material term or condition.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the Offer.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Offer, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Offer and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might produce consideration for the Company’s shareholders in an amount in excess of that contemplated in the Offer. In addition, the opinion and any such advice provided by us is not and should not be considered a value opinion (Unternehmensbewertung) as usually rendered by qualified auditors based on the requirements of German corporate law; we express no view on whether, in light of the nature of the transaction, such a value opinion may be required independent of our opinion. We are not representing or advising the Management Board of the Company and express no view as to any recommendation or action by it with respect to the Offer.

We will receive a fee from the Company for the delivery of this opinion and the Company has agreed to indemnify us against certain liabilities arising out of our engagement. We or our affiliates have from time to time provided, and may continue to provide, commercial and investment banking services to the Company, Kuwait Petroleum Corporation (a significant shareholder of the Company) and to the Acquiror, its affiliates or other entities controlled or advised by Blackstone for which we have received, and may continue to receive, customary compensation in relation to such services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company or of affiliates of the Acquiror or other entities controlled or advised by Blackstone for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Common Stock in the Offer is fair, from a financial point of view, to such holders.

This letter is provided to the Supervisory Board of the Company in connection with and for the purposes of its evaluation of the Offer. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their shares in the Offer or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part, in its original language or in translation) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in its original language or in the English translation in the Reasoned Statement of the Supervisory Board (begründete Stellungnahme) in accordance with §27 WpÜG or in any Solicitation/ Recommendation Statement on Schedule 14D-9 filed by the Supervisory Board or mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN PLC

Celanese AG

Frankfurter Straße 111
61476 Kronberg im Taunus
Germany

www.celanese.com